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CUSIP No. 683755102                                                  Page 1 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 2)/1/

                          Opinion Research Corporation

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683755102
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                February 14, 2003

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

---------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 683755102                                                  Page 2 of 6

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS: John F. Short
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF
    SHARES                581,929**
                   -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER
   OWNED BY
     EACH                 0
                   -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 442,304**
                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      581,929**
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

** Excludes: 1) 7,500 shares owned by the reporting person's spouse pursuant to a simplified employee pension plan; 2) 42,196 shares held in the John F. Short 1996 Indenture of Trust dated December 31, 1996, an irrevocable trust of which the reporting person's spouse is co-trustee and a beneficiary; and 3) 7,700 shares held under the Indenture of Trust of John F. Short dated June 12, 1995, an irrevocable trust for the benefit the reporting person's spouse and children.

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CUSIP No. 683755102                                                  Page 3 of 6

Item 1(a).  Name of Issuer:

                  Opinion Research Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  23 Orchard Road
                  Skillman, NJ 08558

Item 2(a).  Name of Person Filing:

                  John F. Short

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  23 Orchard Road
                  Skillman, NJ 08558

Item 2(c).  Citizenship:

                  United States of America

Item 2(d).  Title of Class of Securities:

                  Common Stock

Item 2(e).  CUSIP Number:

                  683755102

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:  Not Applicable

            (a)   [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Exchange Act;

            (e)   [ ]   Investment Adviser in accordance with Rule 13d-1(b)(1)
                        (ii)(E);

            (f)   [ ]   Employee Benefit Plan or Endowment Fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 683755102                                                  Page 4 of 6

         (g)  [_]   Parent Holding Company or Control Person in accordance with
                    Rule 13d-1(b)(1)(ii)(G);

         (h)  [_]   Saving Association as defined in Section 3(b) of The Federal
                    Deposit Insurance Act;

         (i)  [_]   Church Plan that is excluded from the definition of an
                    Investment Company under Section 3(c)(14) of the Investment
                    Company Act;

         (j)  [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a)  Amount beneficially owned: 581,929
         (b)  Percent of Class:          9.3%
         (c)  Number of shares as to which such person has:

              (i)   Sole power to vote or direct the vote:  581,929
              (ii)  Shared power to vote or to direct the vote:  0
              (iii) Sole power to dispose or direct the disposition of:  442,304
              (iv)  Shared power to dispose or to direct the disposition of:   0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As co-trustee of Opinion Research Corporation's 401(k) retirement plan, Mr. Short has sole voting power over the 159,625 shares held for the benefit of the plan's recipients. Mr. Short is the owner of, and has sole dispositive power over, 20,000 of the shares held in that plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

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CUSIP No. 683755102                                                  Page 5 of 6

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable

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CUSIP No. 683755102                                                  Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 14, 2003
                                               ---------------------------------
                                                        (Date)



                                                    /s/ John F. Short
                                               ---------------------------------
                                                        John F. Short